NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2015
(Confidential Treatment Requested)

(In thousands)

Assets		
Cash and cash equivalents	$	54,253
Investments in affiliated mutual funds - at fair value		17,988
Receivable from affiliated mutual funds		11,886
Receivable from unaffiliated mutual funds		610
Receivable from affiliates		636
Federal income taxes receivable from New York Life Insurance Company		1,864
Deferred distribution costs, net of accumulated amortization of $15,943		15,486
Other assets		466
Total assets	$	103,189
Liabilities and Member's Equity		
Payable to affiliates	$	45,066
Accounts payable and accrued liabilities		10,452
Deferred income taxes		3,403
Total liabilities		58,921
Member's equity		44,268
Total liabilities and member's equity	$	103,189

The accompanying notes are an integral part of these financial statements